

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via E-mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
260 Franklin Street, Suite 1900
Boston, Massachusetts 02110

> **Re: Plymouth Industrial REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed June 16, 2014**
> **File No. 333-196798**
> **Form 8-K/A**
> **Filed June 23, 2014**
> **File No. 333-173048**

Dear Mr. Witherell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-11

General

1.   We note that you are currently consulting with the Division of Corporation Finance's Chief Accountant's Office regarding your financial statement requirements. We will continue to monitor the status and outcome of these discussions.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   We note your disclosure throughout the registration statement that you are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.   We also note that your registration statement for your initial public offering was declared effective on November 1, 2011. Please advise us how the company meets the definition of an "emerging growth company" under the JOBS Act.

5.   Please revise your disclosure to discuss the structure and material terms of the Acquisition Transactions. Please also disclose the entities that currently own the properties and describe in greater detail the consideration to be paid for the properties. Please file any related agreements as exhibits as required under Item 601 of Regulation S-K.

Industry and Market Data, page i

6.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, data culled from the United States Congressional Budget Office, CB Richard Ellis, REIS and BLS. Please highlight the specific portions that you are relying upon in such materials so that we can reference them easily. Please also note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

7.   Please confirm that you will update this section as necessary to address material changes in industry and market trends that may occur prior to effectiveness.

Prospectus Summary

Overview, page 1

8.   Please revise to explain in the summary how you define Class B industrial properties.

9.   We note your disclosure on page 1 that "from 2000 to 2007 . . . Franklin Street experienced significant growth it its assets from approximately $240 million to approximately $900 million." Please remove this disclosure from the forepart of the prospectus and when discussing elsewhere, please expand your discussion to include any adverse business developments experienced by Franklin Street during, or soon after, the referenced period.

Our Investment and Growth Strategies

Investment Criteria, page 4

10.   Please provide supporting materials for your assertions in this section regarding the yields and volatility of Class B properties relative to Class A properties.

The Company Portfolio, page 7

11.   We note that certain of the properties in your portfolio are accounted for using the equity method, rather than consolidation. Please clearly indicate that these properties are not consolidated to highlight the different ownership structures, and do not comingle them with consolidated properties.

12.   Please revise your footnote 4 disclosure to clarify the impact of abatements and concessions. Alternatively, please explain how such figures are immaterial.

Risk Factors, page 17

General

13.   Please review your risk factors and eliminate those generic risks applicable to any public company. For example, please see the risk factor on page 30 regarding internal controls. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

Risks Related to Our Business and Operations

High mortgage rates and/or unavailability of mortgage debt…, page 22

Some of our financing arrangements…, page 23

14.   Please revise these risk factors and other debt-related entries to include current portfolio and financing data that addresses the current scope of the risk or advise.

If we fail to implement and maintain an effective system of integrated internal controls…..page 30

15.   Please expand to discuss the evaluations of your internal controls over financial reporting and disclosure controls and procedures as disclosed in your recent periodic filings.

Use of Proceeds, page 50

16.   We note your placeholder in this section with respect to your allocation of offering proceeds for completion of the Acquisitions Transactions. To the extent that you intend to use a portion of the proceeds to repay indebtedness, please comply with Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources,

Factors That May Influence Future Results of Operations

Cash, page 59

17.   Please update the data in this section.

Contractual Commitments – Pro Forma, page 63

General

18.   Please confirm that you plan to expand your disclosure in this section to include disclosures regarding your Proposed Revolving Credit Facility. Please also fully describe the anticipated material terms. Please also provide us a copy of executed commitment letter.

19.   Please also revise to describe any indebtedness following the Acquisition Transactions that will include restrictions on the ability to pay distributions. If applicable, please quantify the amount of indebtedness and any ratios that the OP must maintain in order to pay distributions. Also make conforming changes under the Distribution Policy subheading on page 51 as necessary.

NOI, page 65

20.   We note you state that you reconcile NOI to net loss, but your reconciliation does not contain net loss. Please revise your disclosure in your next filing.

FFO, page 66

21.   Please revise to clarify how impairments are considered in your FFO measure as well as NAREIT's definition of FFO.

Property Revenue and Operating Expenses, page 108

22.   Please tell us and disclose the source of the financial information included in this table, and clarify how it reconciles to the financial statements included elsewhere for these properties. We may have further comment.

Certain Relationships and Related Transactions, page 130

23.   Please disclose transactions since the beginning of the company's last fiscal year between the registrant and related persons as required by Item 404 of Regulation S-K. We note your discussion of related party transactions on pages F-14 and F-15.

Description of the Partnership Agreement of Plymouth Industrial OP, L.P.

Transferability of Interests, page 157

24.   Please include a sentence that more generally addresses the voting rights, if any, of OP unit holders, if any.

Underwriting

Affiliations, page 182

25.   Please revise to briefly disclose any actual historical investment banking and commercial dealings between the underwriter and the company or its affiliates.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-3

26.   Please complete the pro forma information.

(5) Investment in Joint Ventures, page F-28

27.   We note your disclosure that you have significant influence over TCG 5400 FIB LP, but not control, and that your investment is accounted for under the equity method. Given your 50.3% ownership of the entity, please tell us how you determined that you do not have a controlling interest. Also, explain to us how you concluded that 5400 FIB is not a VIE.

Part II. Information Not Required in Prospectus

Item 36. Exhibits and Financial Statement Schedules, page II-3

28.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review.   The drafts should be filed as EDGAR correspondence.

Form 8-K/A

29.   Please amend your filing to include a signed audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kenneth L. Betts
        Squire Patton Boggs (US) LLP